UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number 000-51138

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS SECOND QUARTER OF 2015 RESULTS AND BUSINESS UPDATES

Seoul, South Korea — August 18, 2015 — GRAVITY Co., Ltd. (NasdaqCM: GRVY)  (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the second quarter ended June 30, 2015, prepared in accordance with generally accepted accounting principles in the United States.

FINAICIAL RESULTS FOR THE SECOND QUARTER OF 2015

Revenues for the second quarter ended June 30, 2015 was KRW 9,217 million (US$ 8,248 thousand), representing a 1.6% increase from KRW 9,069 million for the first quarter ended March 31, 2015 (“QoQ”) and a 10.1% decrease from KRW 10,248 million for the second quarter ended June 30, 2014 (“YoY”).

Review of Financial Results

Revenues

Royalty and license fee revenues for the second quarter of 2015 were KRW 2,777 million (US$ 2,485 thousand), representing a 10.5% increase QoQ from KRW 2,512 million but a 18.4% decrease YoY from KRW 3,402 million. The increase QoQ was primarily due to an increased revenue from Ragnarok Online II in Thailand and Vietnam, which was mostly attributable to recognition of previously deferred revenue after a termination of license agreements in such markets. The decrease YoY resulted mostly from decreased revenues from Ragnarok Online in Japan and the strengthening of the Korean Won against the Japanese Yen.

Subscription revenues for the second quarter of 2015 were KRW 1,922 million (US$ 1,720 thousand), representing a 13.2% increase QoQ from KRW 1,698 million and a 21.0% increase YoY from KRW 1,589 million. The increase QoQ and YoY was mainly attributable to an increase in revenues from Ragnarok Online in Korea, the United States and Canada.

Mobile game and application revenues were KRW 3,703 million (US$ 3,314 thousand) for the second quarter of 2015, representing a 11.9% decrease QoQ from KRW 4,203 million and a 10.1% decrease YoY from KRW 4,120 million. The decrease QoQ resulted primarily from decreased revenues from Ragnarok: Path of Heroes and mobile applications for a third party. The decrease YoY was mostly driven by decreased revenues from Ragnarok: Path of Heroes.

Character merchandising and other revenues were KRW 815 million (US$ 729 thousand) for the second quarter of 2015, representing a 24.2% increase QoQ from KRW 656 million but a 28.3% decrease YoY from KRW 1,137 million.

Cost of Revenue and Operating Expenses

Cost of revenue was KRW 7,401 million (US$ 6,624 thousand) for the second quarter of 2015, representing a 3.6% decrease QoQ from KRW 7,676 million and a 16.7% decrease YoY from KRW 8,882 million. The decrease QoQ was mostly from decreased outsourcing fee. The decrease YoY was mainly attributable to decreased salaries resulting from a decrease in the number of employees and decreased outsourcing fee for service provided to third parties.

Operating expenses were KRW 4,481 million (US$ 4,010 thousand) for the second quarter of 2015, representing a 13.4% increase QoQ from KRW 3,952 million and a 10.1% increase YoY from KRW 4,069 million. The increase QoQ was mainly due to increased advertising expenses for newly launched mobile games. The increase YoY mostly resulted from an increase in research and development expenses primarily due to the expenses to develop mobile games and increased advertising expenses for the launching of new mobile games.

Loss before income tax expenses and others was KRW 2,434 million (US$ 2,179 thousand) for the second quarter of 2015 compared with loss before income tax expenses and others of KRW 2,355 million for the first quarter of 2015 and loss before income tax expenses and others of KRW 2,665 million for the second quarter of 2014.

As a result of the foregoing factors, Gravity recorded a net loss attributable to parent company of KRW 2,763 million (US$ 2,473 thousand) for the second quarter of 2015 compared with a net loss attributable to parent company of KRW 2,628 million for the first quarter of 2015 and a net loss attributable to parent company of KRW 3,031 million for the second quarter of 2014.

The balance of cash and cash equivalents and short-term financial instruments was KRW 40,424 million (US$ 36,179 thousand) as of June 30, 2015.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,117.34 to US$ 1.00, the noon buying rate in effect on June 30, 2015 as quoted by the Federal Reserve Bank of New York.

BUSINESS UPDATES

• Gravity strengthens its Ragnarok Online IP based game business in China

Ragnarok Prequel, a Ragnarok Online IP based MMORPG web game, has begun to gain growing popularity in China. Since the launching of the game on May 11, 2015, Ragnarok Prequel has gathered more than 3,000,000 registered users during the first two and a half months. Ragnarok Prequel was developed by Shanghai The Dream Network Technology Co., Ltd. (“Dream Square”) as Gravity and Dream Square entered into a license agreement in May 2013.

Also, Gravity, as disclosed in a Current Report on Form 6-K dated January 20, 2015, licensed Dream Square to develop two more mobile games based on Ragnarok Online IP. On July 17, 2015, Dream Square entered into a game operation service agreement with X.D. Network Inc., a well-known game service provider in China, for one of the mobile games being developed. The new MMORPG mobile game is expected to be launched in early 2016 in China.

The Company, partnering with Dream Square, plans to launch Ragnarok Online IP games in more markets.

About GRAVITY Co., Ltd.

Based in Korea, Gravity is a developer and publisher of online and mobile games. Gravity’s principal product, Ragnarok Online, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 71 markets. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2014 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Ji Hee Kim
IR Manager
Gravity Co., Ltd.
Email: ircommunication@gravity.co.kr
Telephone: +82-2-2132-7800

#     #     #

GRAVITY CO., LTD.

Consolidated Balance Sheet

(In millions of KRW and in thousands of US$)

	As of
	31-Dec-14		30-Jun-15
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	28,382	25,401	15,424	13,804
Short-term financial instruments	14,500	12,977	25,000	22,375
Accounts receivable, net	5,159	4,617	4,177	3,738
Other current assets	2,651	2,373	1,922	1,720
Total current assets	50,692	45,368	46,523	41,637

Property and equipment, net	1,213	1,086	1,057	946
Leasehold and other deposits	937	839	929	831
Intangible assets	9,973	8,926	7,972	7,135
Other non-current assets	281	251	383	343
Total assets	63,096	56,470	56,864	50,892

Liabilities and Equity
Current liabilities:
Accounts payable	2,713	2,428	2,441	2,185
Deferred revenue	5,727	5,126	5,246	4,695
Other current liabilities	1,211	1,084	881	788
Total current liabilities	9,651	8,638	8,568	7,668
Long-term deferred revenue	5,268	4,715	5,598	5,010
Accrued severance benefits	103	92	131	117
Other non-current liabilities	226	202	211	189
Total liabilities	15,248	13,647	14,508	12,984
Common shares	3,474	3,109	3,474	3,109
Additional paid-in capital	75,076	67,192	75,076	67,192
Accumulated deficit	(31,796)	(28,457)	(37,188)	(33,283)
Accumulated other comprehensive income	1,521	1,361	1,457	1,304
Total parent company shareholders’ equity	48,275	43,205	42,819	38,322
Non-controlling interest	(427)	(382)	(463)	(414)
Total equity	47,848	42,823	42,356	37,908
Total liabilities and equity	63,096	56,470	56,864	50,892

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,117.34 to US$1.00, the noon buying rate in effect on June 30, 2015 as quoted by the Federal Reserve Bank of New York.

GRAVITY CO., LTD.

Consolidated Statements of Operations

(In millions of KRW and in thousands of US$, except for shares and ADS data)

	Three months ended				Six months ended
	31-Mar-15	30-Jun-14	30-Jun-15		30-Jun-14	30-Jun-15
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games-subscription revenue	1,698	1,589	1,922	1,720	3,479	3,620	3,240
Online games-royalties and license fees	2,512	3,402	2,777	2,485	6,977	5,289	4,734
Mobile games and applications	4,203	4,120	3,703	3,314	8,437	7,906	7,076
Character merchandising and other revenue	656	1,137	815	729	2,122	1,471	1,317
Total net revenue	9,069	10,248	9,217	8,248	21,015	18,286	16,367

Cost of revenue	7,676	8,882	7,401	6,624	18,349	15,077	13,494

Gross profit	1,393	1,366	1,816	1,624	2,666	3,209	2,873

Operating expenses:
Selling, general and administrative	2,494	3,091	3,014	2,697	6,457	5,508	4,930
Research and development	1,458	978	1,465	1,311	1,790	2,923	2,616
Impairment losses on intangible assets	—	—	2	2	—	2	2
Total operating expenses	3,952	4,069	4,481	4,010	8,247	8,433	7,548

Operating loss	(2,559)	(2,703)	(2,665)	(2,386)	(5,581)	(5,224)	(4,675)

Other income (expenses):
Interest income	202	276	181	162	558	383	343
Interest expense	(2)	(4)	(1)	(1)	(7)	(3)	(3)
Foreign currency income (loss), net	4	(234)	51	46	(138)	55	49
Others, net	—	—	—	—	—	—	—

Loss before income tax expenses and equity loss on investments	(2,355)	(2,665)	(2,434)	(2,179)	(5,168)	(4,789)	(4,286)

Income tax expenses	287	359	351	314	769	638	571

Loss before equity loss on investments	(2,642)	(3,024)	(2,785)	(2,493)	(5,937)	(5,427)	(4,857)

Equity loss on investments	—	—	—	—	—	—	—
Net loss	(2,642)	(3,024)	(2,785)	(2,493)	(5,937)	(5,427)	(4,857)
Net income (loss) attributable to:
Non-controlling interest	(14)	7	(22)	(20)	63	(36)	(32)
Parent company	(2,628)	(3,031)	(2,763)	(2,473)	(6,000)	(5,391)	(4,825)
Loss per share
- Basic and diluted	(378)	(436)	(398)	(0.36)	(863)	(776)	(0.69)
Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900
Loss per ADS(1)
- Basic and diluted	(756)	(872)	(795)	(0.71)	(1,727)	(1,552)	(1.39)

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,117.34 to US$1.00, the noon buying rate in effect on June 30, 2015 as quoted by the Federal Reserve Bank of New York.

(1) Each ADS represents two common shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: August 18, 2015